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                                               Mellon HBV Alternative Strategies

Contacts:

Media:                   Jamie Brookes             Mike Dunn
                         +44 207163 2146           (212) 922-7859
                         brookes.j@mellon.com      dunn.mg@mellon.com

Media/Investors:           Paul Caminiti/Kim Levy/Brooke Morganstein
                           Citigate Sard Verbinnen
                           (212) 687-8080
                           klevy@sardverb.com

  MELLON HBV ASSEMBLES ADVISORY TEAM TO ASSIST WITH UPCOMING VOTE ON BREAKUP OF
                               ASM INTERNATIONAL

         WILL BEGIN MEETING WITH INSTITUTIONAL INVESTORS IN LATE OCTOBER
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         NEW YORK, NY - OCTOBER 16, 2006 - Mellon HBV Alternative Strategies
(HBV) today announced that it has retained financial advisor Sequoia and corporate/financial communications advisor D.F. King & Co., Inc. to advise the firm in its effort to gain shareholder support for the upcoming vote on the motion for a split between the front-end business of global supplier of semiconductor equipment ASM International (NASDAQ: ASMI and Euronext Amsterdam:
ASM) and its 54 percent stake in ASM Pacific Technology.
         HBV began petitioning ASMI's supervisory board and management team several quarters ago to establish better corporate governance and take actions to enhance shareholder value. Following discussions with HBV, ASM International agreed to put a proposal for a motion for a split on the agenda for their Extraordinary General Meeting taking place on November 27, 2006. HBV is urging ASMI shareholders to vote in favor of this proposal.
         Chief Executive Officer of Mellon HBV Alternative Strategies Mickey Harley commented, "We have assembled a strong team of advisors to support our efforts to communicate to ASMI shareholders the critical need for them to vote on the breakup proposal at the upcoming November 27 meeting. We are confident that if we secure a majority of votes in favor of the breakup, we can achieve a long overdue return of value to ASMI shareholders despite the non-binding nature of the proposal. We look forward to visiting with ASMI investors later this month to detail our vision for the company and the opportunities we see for enhancing shareholder value."
         HBV also urges shareholders to vote in favor of the changes to the company's articles of incorporation that were promised to shareholders at the May 6 annual general meeting. These changes would bring ASMI's articles of incorporation in line with the Corporate Governance Standards as set out in the Tabaksblat code, thus changing the 2/3 voting requirement to a normal 50% voting requirement for appointing new Board members. This change would also apply to the removal of supervisory and management board members.
         HBV plans to meet with ASMI shareholders in late October and early November to discuss the non-binding proposal. At this time, the firm has not entered into any agreements with other ASMI shareholders regarding the vote and will not engage in a proxy solicitation.
         ASM International is a front-end operation that produces machines used in the first phase of chip production, with annual sales of approximately $500 million. ASM Pacific Technology, which trades on the Hong Kong Stock Exchange under the symbol "0522," is a back-end operation that produces equipment used in the final stage of chip production. ASMI has had consistent losses in its front-end business due to poor investment decisions, high cost structure and excessive R&D, while the back-end business has delivered strong profitability and essentially subsidized ASMI's other operations. ASMI currently trades at a discount to the value of its 54 percent stake in ASM Pacific Technology.
         Mellon HBV Alternative Strategies is a registered investment adviser and a wholly-owned alternative investment management subsidiary of Mellon Financial Corporation, with offices in New York and London and a research team based in Hong Kong.
         Mellon Financial Corporation is a global financial services company. Headquartered in Pittsburgh, Mellon is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing asset management, private wealth management, asset servicing, and payment solutions and investor services. Mellon has approximately $5.1 trillion in assets under management, administration or custody, including $870 billion under management. News and other information about Mellon is available at www.mellon.com.